Mail Stop 4561

October 29, 2007

VIA U.S. MAIL AND FAX (502) 368-1440

Alan Schroering
Chief Financial Officer
Industrial Services of America, Inc.
P.O. Box 32428
Louisville, KY 40232

>   **Re: Industrial Services of America, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed March 27, 2007**
>   **Form 10-Q for Quarterly Period Ended**
>   **June 30, 2007**
>   **Filed August 8, 2007**
>   **File No. 000-20979**

Dear Mr. Schroering:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

1.   We note you recorded a $1.3 million reduction of cost of goods sold during 2006. Please clarify for us the cause of this change in estimate. Also, please tell us if this change in estimate has an affect on net income and EPS in future periods; reference is made to paragraph 22 of SFAS 154.

Financial Statements

Report of Independent Registered Public Accounting Firm, pages 1 and 2

2.   We note you include opinions from your external auditors, which do not appear to be signed by your external auditors. Please amend your filing to include evidence that their opinions are signed.

Exhibits 31.1 and 31.2

3.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification and you have replace the words "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with "fourth quarter" in paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended June 30, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations

4.   It appears that the maturity dates for your long-term debt obligations are not consistent with the columns these amounts are listed in. Please tell us how you have complied with Item 303 of Regulation S-K, or revise.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief